210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech Inc. Collaborators Present Preclinical Research on Liver Cancer at UK Oncolytic Virus Conference

CALGARY, AB, April 14, 2014 --- Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC) (NASDAQ:ONCY) today announced that Dr. Adel Jebar of the Leeds Institute of Cancer and Pathology, University of Leeds, presented a poster at the 8th Annual International Conference on Oncolytic Virus Therapeutics held in Oxford, UK. The poster, titled “Combined anti-viral and anti-tumour therapy for virus-associated liver cancer,” covered preclinical research into the treatment of hepatocellular carcinoma (HCC) associated with infection by Hepatitis B (HBV) and Hepatitis C (HCV).

Researchers examined REOLYSIN® in panels of both normal and malignant liver cells and administered either REOLYSIN® or saline to SCID mice with HCV-positive HCC xenografts.  The aims of the study were to assess interferon secretion in normal and malignant liver cells in response to reovirus infection; the effects of reovirus infection in normal and malignant liver cells on HBV and HCV proteins; and the anti-viral and anti-cancer effects of reovirus in vivo.

The study results showed that reovirus infection of primary human liver cells and HCC lines induced a robust type I interferon response; that reovirus-conditioned media (filtered to remove reovirus) from both primary human liver cells and JHH1 cells potently inhibits HCV and HBV in vitro with these effects abrogated by the blockade of the type I interferon receptor and soluble interferon beta; and that reovirus inhibits HCC xenograft growth and HCV replication in vivo. The researchers concluded that the results described a novel dual anti-viral and anti-cancer mechanism for reovirus in HBV/HCV-positive HCC and that reovirus treatment of patients with HBV/HCV positive HCC will likely lead to the suppression, rather than exacerbation, of the underlying oncogenic viral infection. Based on these results, the investigators are evaluating the conduct of a translation clinical study.

“Current clinical practice separates the treatment of viral hepatitis and HCC,” said Dr. Matt Coffey, COO of Oncolytics. “The goal of a translational study would be to determine if a combined anti-viral, anti-tumour approach might lead to improved HCC clinical outcomes and the potential for reovirus to be used in the treatment of patients with HBC/HCV but not cancer. The natural induction of interferon likely has far reaching clinical implications in how the virus is exerting anti-tumor as well as anti-viral effects.”

The poster will be available on the Oncolytics website at http://www.oncolyticsbiotech.com/for-investors/presentations.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the preclinical work done examining REOLYSIN in HCC associated with HBV/HCV, future trials in these areas, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research, development and manufacturing of pharmaceuticals, changes in technology, general changes to the economic environment and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors should consider statements that include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", "projects", "should", or other expressions that are predictions of or indicate future events or trends, to be uncertain and forward-looking. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	Dian Griesel, Inc. Susan Forman 396 West Broadway, 2nd Floor New York, NY 10012 Tel: 212.825.3210 Fax: 212.825.3229 sforman@dgicomm.com